

January 17, 2012

Via E-mail
Ms. Kelly Storms
President
MarketingMobile Text, Inc.
501 Santiago Avenue
Long Beach, CA 90814

> **Re:** **MarketingMobile Text, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2011**
> **File No. 333-178652**

Dear Ms. Storms:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Company Overview, page 5

1.   We note your belief that registering this offering will enable you to capitalize on your becoming a reporting company by providing investors with "full transparency" about your operations. Given the limited nature of your reporting obligations, as discussed in your risk factor disclosure on page 9, please revise this statement so that it takes into account the limited reporting obligations that you will be subject to when your registration statement is declared effective.

Risk Factors

"You may have limited access to information regarding our business because we are a limited reporting company…", page 9

2.   You should generally avoid mitigating language in risk factor discussions, such as clauses that begin with "while," "although," or "however." In this regard, we note by way of example the disclosure under the risk factor heading "You may have limited access to information …" on page 9 where you state that "however, that filing obligation will generally apply even if our reporting obligations have been suspended…." Please clarify what you are attempting to convey by this statement. For guidance, see Staff Observations in the Review of Smaller Reporting Company IPOs, available on our website at
http://www.sec.gov/divisions/corpfin/guidance/cfsmallcompanyregistration.htm.

"We may be exposed to potential risks resulting from new requirements under section 404 of the Sarbanes-Oxley Act of 2002," page 14

3.   Your statement that you will be required to include in your annual report an assessment of the effectiveness of your internal control over financial reporting beginning with your fiscal year ending September 30, 2011 is unclear given that your filing has not been declared effective as of the date of this letter. In this regard, we note that you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please revise your document to make this clear and include additional risk factor disclosure as necessary. In addition, you might consider informing readers of the fact that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting and how this may affect your operations.

4.   In addition, consider including risk factor disclosure that informs readers of Ms. Storms' limited experience operating a public company in your chosen industry. Also, given that Ms. Storms will be your sole director and executive officer, you should address her limited experience with accounting and financial matters, which will affect her ability to develop effective disclosure controls and procedures and internal control over financial reporting.

Use of Proceeds, page 15

5.   You have inconsistent statements in your filing as to whether you intend to repay Ms. Storms back for her initial investment to the company. In the summary, you state that you intend to repay her while in the use of proceeds you state that you do not. Please advise or revise. To the extent that you do intend to repay Ms. Storms, please provide the disclosure responsive to Instruction 4 to Item 504.

Description of Business

Opportunity, page 21

6.   You cite to data provided by Infinita from March 2010 as evidence of the number of subscribers to the mobile coupon service of McDonald's in Japan. Given that you are a development stage company, have not earned any revenues, and your limited operating history, it is unclear why the number of subscribers to the mobile coupon service of McDonald's in Japan is relevant to your market opportunities. Please advise or in the alternative, consider removing reference to this report from your document.

7.   As a related matter, we note your reference to third-party reports such as the Infinita report, the Ferris Research report, the Nielsen Mobile report and the M:Metrics report. Please provide us supplementally with copies of these reports. Text in the report that is cited in your document should be highlighted and you should provide cross-references to the pages of your filing where the text of the reports is cited. Tell us whether any of the third-party reports referenced in your document were prepared specifically for this filing. To the extent that any of the reports have been prepared specifically for this filing, you should file a consent from each third party as an exhibit to the registration statement. Finally, you should revise your document to include the date for each third-party report referenced.

Current Operations, page 22

8.   Please revise your document to describe any additional work needed to complete your advertising solutions platform. See Item 101(h)(4)(iii) of Regulation S-K. We note that you have created "the initial mockups of [your] planned mobile marketing solutions platform." In addition, to the extent that additional work is required to complete the development of your platform, you should refrain from referring to the intended features of your platform in a way that implies the certainty of your platform's performance. In this regard, we note your statement that your platform "will allow subscribing businesses the ability to log into our website and create and send their own text message to their clientele or users…."

Directors, Executive Officers, Promoters and Control Persons, page 30

9.   We note the significant responsibilities that your sole officer and director has undertaken in her current position as vice president of TMS Cruise Divisions. It is therefore unclear how Ms. Storms will be able to initially devote up to 60 hours per week to your business, and will devote additional time as required. Please advise.

<u>Signatures, page II-4</u>

10.   Please revise your document so that the paragraph preceding the signature of the registrant is as set forth in Form S-1. In this regard, we note by way of example that this paragraph does not state which city and state where the signature was duly authorized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara S. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
       Alexandra Falowski, Esq.
       Carrillo, Huttel, LLP